Deutsche Bank Deutsche Bank AG Annual Press Conference Jürgen Fitschen and Anshu Jain, Co-Chairmen of the Management Board and the Group Executive Committee Frankfurt, 31 January 2013 Exhibit 99.3

financial transparency. Jürgen Fitschen and Anshu Jain
31 January 2013
Deutsche Bank
Agenda for today
1 Strategy 2015+: A progress update (Co-CEOs)
I Delivering our strategy

2 Full year 2012: Key aspects of financial performance (CFO)
II Client centricity and cultural change
3 Q&A

financial transparency. Jürgen Fitschen and Anshu Jain
31 January 2013
Deutsche Bank
Results at a glance
In EUR bn, unless otherwise stated

Note: Core Bank includes CB&S, GTB, AWM, PBC, and C&A; numbers may not add up due to rounding  (1) Pro-forma  (2) Proposed (3) Impairment of intangible assets (4) >EUR 100m (5) Includes Cost-to-Achieve related to Postbank integration and OpEx, other litigation (<EUR 100m) and other specific items
Performance
highlights
Impact on
profitability
Net revenues
Core Tier 1 ratio, Basel 3 fully loaded, in %
(1)
Dividend per share, EUR
Core Bank impairments
(3)
Core Bank significant litigation
(4)
Non-Core Operations Unit
Core Bank adjusted IBIT
Therein Cost-to-Achieve and other specific items (5)
Reported Group IBIT
2012
7.9
8.0
-
(1.5)
(1.0)
(1.1)
1.0
(0.4)
(2.6)
2012
33.7
8.0
0.75
(2)
(1.5)
(1.3)
(2.4)
6.5
(1.4)
1.4
2011
33.2
<6.0
0.75
-
-
(2.1)
7.5
(0.5)
5.4
2011
6.9
<6.0
-
-
-
(1.6)
1.2
(0.1)
(0.4)
4Q FY

financial transparency. Jürgen Fitschen and Anshu Jain
31 January 2013
Deutsche Bank
Strategy 2015+: Our five key levers

Competencies
Clients
Culture
Costs
Capital
We aspire to be the leading client-centric global universal bank financial transparency. Jürgen Fitschen and Anshu Jain
31 January 2013
Deutsche Bank
>200bps
8.5
8.0
7.2
<6.0

Capital:
Ahead of target on capital strength
Accelerated capital demand reduction…
Pro-forma B3 RWA equivalent
(1)
relief, in EUR bn, period
end
… raising capital aspirations
Pro-forma B3 CT 1 ratio, (fully loaded), in %, period end
ID
(2)
goal
Mar 2013
Achieved by
Dec 2012
Equivalent of >EUR 8bn
CT1 capital increase
Dec 2011 Dec 2012 Mar 2013
Actual Actual ID
(2)
target
ID
(2)
target
New
target
Core operating businesses
~45
~51
Non-Core Operations Unit
~45 ~29
Total
~90 ~80
New target
>100
Note: Numbers may not add up due to rounding         (1) RWA plus equivalent of items currently deducted 50/50 from Tier 1/Tier 2 capital whereby the Tier 1
deduction amount is scaled at 10%     (2) Investor Day (11/12 September 2012)
8.0

financial transparency. Jürgen Fitschen and Anshu Jain
31 January 2013
Deutsche Bank
Costs:
Operational Excellence Program well underway

Sourcing
excellence
streamlining
Footprint
rationalization
Front-to-back
productivity
IT platform
renewal
Cost savings
2012-2015 targets
Achievements by 4Q12 (selected examples)
— 100+ new initiatives, annual save of EUR 0.5bn by 2015
— Stricter, centralized governance and controls for new spending
— CB&S rightsizing and AWM integration:
reduction of 1,700 FTE
(3)
, 90% from U.S., UK and Asia
— IT Center of Excellence: 1,800 FTE migrated, further 1,200 FTE in scope
— 16 sites vacated, 7 more earmarked, 40 in scope
— Scope for transfer of 8,000+ FTE across New York, London,
Hong Kong and Singapore to more cost-effective locations
— Integrated retail middle office platform formed with 9,000 FTE
— Rightsizing IT in Netherlands, achieved EUR 50m annual saves
— 660 applications decommissioned; new apps reduced by 50%
— >20 million clients shifted to common retail banking IT platform
(2)
In EUR bn
Target
Achieved / underway
Annual run rate savings of
EUR 4.5bn by 2015
Cumulative Cost-to-Achieve
of EUR 4.0bn
2012 2013
0.4
1.6
0.4
0.8
(1)
Organizational
(1) Total 2013 impact of measures implemented in 2012   (2) “Magellan”    (3) ~1,300 front office FTEs and ~400 FTEs in related Infrastructure areas financial transparency. Jürgen Fitschen and Anshu Jain
31 January 2013
Deutsche Bank
PBC: Solid performance, progress on Postbank integration

Example challenges Business response
Market share
growth in
lending
business
FY12 vs. FY11, mortgages in Adv. Banking Germany
Mortgage
volume growth
+8%
+~30bps
Resilience in
Advisory
Banking
International
Persistently low interest
rate environment
Challenged peripheral
European economies
Complex, large-scale
integration
Postbank
integration
well on track
561
363
FY12 FY11
AB International IBIT (adjusted)
(3)
, in EUR m
FY 2012 synergies
(4)
, in EUR m
449
409
Achieved Plan
Market
share gain
(2)
54%
10%
(1)
(1) Includes housing loans to employees and other individuals excluding home loan savings   (2) Includes housing loans to employees and other individuals excluding
HLS based on latest Bundesbank statistics per November 2012  (3) Advisory Banking International: FY2011 adjusted for net HuaXia one-off gain of EUR 263m; FY2012 adjusted for cost-to-achieve related to OpEx of EUR 19m  (4) Includes revenue & cost synergies financial transparency. Jürgen Fitschen and Anshu Jain
31 January 2013
Deutsche Bank
AWM:
Laying foundations for future performance

Example challenges Business response
Efficiency
measures
underway
AWM FTE
Complex five-way business
integration
Streamlining of platform
duplication
— Integrated organization with clear leadership
and stabilized management team
— Development of the integrated AWM Global
Client Group
— Unified investment platform across styles,
vehicles, asset classes and solutions
— Rationalization of platforms and processes
well underway
31 Dec 2012
~6,500
Peak
~7,100
Reshaping of
the business
Short-term consequences
of strategic review
(June 2012)
(10)%

financial transparency. Jürgen Fitschen and Anshu Jain
31 January 2013
Deutsche Bank
GTB:
Continued strong operating performance

Example challenges Business response
Higher fee
income
Above market
revenue growth
Persistent low
interest  rates
Competitive pressure
increasing
Challenging environment
in Netherlands
Decisive action
on turnaround
— Charges in 4Q12
— Turnaround measures on schedule
— Further costs related to turnaround to
come in 2013
Revenue growth, FY 2012 vs. FY2011
(1)
Americas APAC Europe Total GTB
FY07 FY12
(1) Excluding the commercial banking activities acquired from ABN AMRO in the Netherlands; 2007 based on structure as of 2009
31%
1.5
1.9
GTB fee income, in EUR bn
(1)
23%
19%
9%
14%

EUROMONEY
GREENWICH ASSOCIATES

Global Custodian
GREENWICH ASSOCIATES

dealogic

financial transparency. Jürgen Fitschen and Anshu Jain
31 January 2013
Deutsche Bank
CB&S:
Strengthening our leading franchise despite a
challenging environment

Example challenges Business response
Source: Greenwich Associates; Euromoney; Dealogic; Global Custodian
Lower industry volumes
Continued regulatory
uncertainty
Increased public scrutiny
Resource reduction
Global leader in
Fixed Income
(FI)
Strong market
share gains in
Equities
Highest ranked
European bank
in Corporate
Finance
Global rankings 2012
US Cash Equities
market share
Global rankings
7.4%
3.8%
#1 #2 #1 #2 #1
#8
Overall FI
(3
rd
con-
secutive
year)
Asia FI US FI EU FI FX
(8
th
con-
secutive
year)
#1 #1
#4 #1
2008
2012
(5
th
conse-
cutive year)
2008 2012
2008 2012 2008 2012
(highest
share ever)
Global prime
brokerage rankings
European rankings
#5
Macroeconomic concerns
and market volatility

financial transparency. Jürgen Fitschen and Anshu Jain
31 January 2013
Deutsche Bank
The Investment Bank: a lot has changed

We completely changed business mix... ... and de-risked in a lower return environment
Share of Markets revenues
(1) Includes revenues for businesses transferred to AWM and NCOU in 2012 (2) Unless stated differently       (3) 2007/2008 except stress loss which is as of 1Q2009
(4) Pre-crisis based on FY 2006 reported figures, 2012 based on 9M12 annualized non-restated figures due to structural changes affecting FY2012 reporting
(5) Incremental RWA under Basel 2.5 (CRD 3) of EUR 54bn added to reported 2007 RWA; 2012 RWA and balance sheet based on 9M12 prior to transfer of assets to NCOU
(6) Differences vs. previously shown figures due to changes of calculation methodology            (7) Estimated maximum traded market risk loss on a return to 1Q2009 conditions over a quarter, including offsetting revenues across businesses
Most liquid flow
Client solutions
Illiquid markets
Dedicated prop trading
CB&S, in EUR bn
(2)
Pre-
Crisis
(3)
2012 Change
Leveraged Finance pipeline >36 <2.5 >(90)%
Commercial Real Estate pipeline >17 <2.5 >(85)%
Credit correlation gross present value ~6.0 ~0.2 ~(95)%
RWA (Basel 2.5 pro-forma)
(5)
~275 ~200 ~(30)%
Balance Sheet (adjusted assets)
(5)
>1,200 ~800 ~(35)%
Stress loss
(6)(7)
~5 <2 ~(60)%
Value at Risk (average yearly)
(6)
>0.12 ~0.06 ~(50)%
Capital requirements (Average Active Equity)
(4)
<17 >26 >65%
Pre-tax RoE
(4)
>30% <15% ~(20)ppt
ILLUSTRATIVE
2006 – 2007
average
(1)
Today
~45%
~65%
~30%
~5%
~40%
~10%
<5%

financial transparency. Jürgen Fitschen and Anshu Jain
31 January 2013
Deutsche Bank
Leading financial advisor on
largest common stock follow-
on offer in US USD 21bn) in
sell down of AIG shares for
US government
Our journey to global leadership in investment banking

Largest ever corporate
European mandatory
bond issuance for
Volkswagen (EUR 3bn)
Financial advisor to Nestle
on acquisition of Pfizer
Nutrition (USD 12bn)
1995:  A call to action 2012:  A true global advisor
USD13bn Initial
Public Offering &
Privatization
November 1996
Germany’s largest bank initially
not appointed financial advisor
for privatization of national
telephone monopoly
Sole bookrunner on the four
biggest IPOs of all time, three
of which in China:
ABC (USD 22bn), ICBC
(USD 22bn),  AIA (USD 21bn)

- Crisis management
- Living wills
- SIFI
- Deposit guarantee

financial transparency. Jürgen Fitschen and Anshu Jain
31 January 2013
Deutsche Bank
The quantum and uncertainty of regulation is a challenge

Enormous level of scrutiny… ...and implementation uncertainties remain
Tarullo says Fed Seeks More Capital
at Foreign Banks’ Units
Bloomberg, 28 November 2012
US banks call for easing of Basel III
Financial Times, 4 January 2013
EU continues poker around Basel III
Boersen-Zeitung, 4 January 2013
Regulatory black hole puts banks off
deals
Reuters, 21 December 2012
Supervisory
— Banking union
— Supervisory
change
Conduct
— Market abuse
— Money laundering
— Compliance
— Disclosures
Taxes
— Financial
Transaction Taxes
— FATCA
— Bank Levies
— OTC derivatives
— HFT
— Short selling
— AIFMD
— Market abuse
— UCITS
— Prospectus
Directive
— MiFID
— ETFs
Governance
— Compensation
— Board composition
— Listing standards
Capital and Liquidity
— Basel III
— SIFI
— NSFR / LCR
— Leverage
— Volcker
— Liikanen
— Vickers
— Recovery and
Resolution
— Subsidiarisation
— US FBO rules
— EBA stress tests
— US stress tests
Other
— Solvency II
— Deposit Guarantee
schemes
— Retail distribution
review
Securitization Shadow banking
Systemic Risk
Markets Bank Structure
Tests

financial transparency. Jürgen Fitschen and Anshu Jain
31 January 2013
Deutsche Bank
Corporate Banking &
Securities
Asset & Wealth
Management
Global Transaction
Banking
Competencies:
Our franchise remains resilient
Revenues, in EUR bn

9.5
FY12 FY11
10.4
4.5
4.3
FY12 FY11
FY12
15.6
FY11
14.1
Private & Business
Clients
4.0
3.6
FY12 FY11

financial transparency. Jürgen Fitschen and Anshu Jain
31 January 2013
Deutsche Bank
Agenda for today
1
Strategy 2015+: A progress update (Co-CEOs)
I Delivering our strategy

2 Full year 2012: Key aspects of financial performance (CFO)
II Client centricity and cultural change
3 Q&A

EURODOLLARS
96.00
1.598.50
709.50
NIKKEI 225
12.130.00
RUSSELL 2000
660.60
DOW JONES INDUST
10.621.16
66.32

financial transparency. Jürgen Fitschen and Anshu Jain
31 January 2013
Deutsche Bank
Clients:
Delivering on the promise of client-centricity

Note: figures as of 2012 (unless stated differently)     (1) Related to letter of credit business      (2) Based on average daily volumes in 2011    (3) Bundesbank,
based on EURO payments through RTGS+/Target 2 Germany     Source: Deutsche Bank; CIA World Fact Book (2011)
Provided >300,000 new mortgages in Germany, EUR 24bn volume, 12%
of total new market
Supported ~60,000 small business clients in starting up or developing
Enabled 180 companies worldwide to access the capital markets for the first time
Helped ~3,500 financial institutions in 33 countries access global financial markets
Processed one-seventh of global FX volumes and helped 8,000
corporates and institutions hedge their risk
Supported ~EUR 56bn of trade finance activity
(1)
Cleared EUR 1.3tn in daily payment volumes
(2)
and one-fifth of all EUR-
clearing
(3)

EUROMONEY

The Banker

Global Finance

Greenwich Associates

dealogic

Clients:
Strengthening our franchise across all regions…
Germany
— ‘Best Bank in Germany’
— ‘Best Bank for Old Age
Provisioning advisory’
— ‘Most Innovative
Investment Bank’
— ‘Best Provider of Money
Market Funds‘
— ‘#1 US Fixed Income‘
(3
rd
year running)
— Record Corporate Finance
market share in US
— ‘Best High-Yield Bond
House’
— ‘Best IPO House’
2012 achievements
— Build on ‘bank of choice’ position
— Launch of lending growth initiative
Regional strategy
EMEA ex
Germany
— Align resources to growth prospects
— Support leading corporates / institutions
Americas
— Benefit from pro-cyclical recovery
— Capture market share in key areas
APAC
— Invest in CB&S flow franchise, GTB local
large cap clients and PWM in core markets
— Focus: India, China, Korea, ASEAN
financial transparency. Jürgen Fitschen and Anshu Jain
31 January 2013
Deutsche Bank

financial transparency. Jürgen Fitschen and Anshu Jain
31 January 2013
Deutsche Bank
Group
contribution
and
investments
— 46% of Group
(2)
IBIT (2008-2012)
— EUR 8bn invested in German-based acquisitions
(3)
— Additional EUR 10bn lending by 2015
— >2,000 apprentices in 2012
— EUR ~200m cumulative CSR
(4)
spend (2008-2012)
(5)
— >7,600 corporate volunteers in 2012
(5)
— 24m clients, covered by ~46,000 employees in ~1,900
locations
(1)
— ~100% of Large Caps and 80% of Large Mid Caps covered
— Undisputed leadership across core divisions
... with strong commitment to our German home market
Note: figures as of 2012
(1) Incl. Postbank    (2) CB&S, GTB, AWM & PBC only, incl. Postbank and excl. NCOU, CI, Infrastructure/ Regional Management and Consolidation &
Adjustments   (3) Postbank, Sal. Oppenheim, Berliner Bank, norisbank  (4) Corporate Social Responsibility   (5) Excl. Postbank

Responsibility
and
social capital
Clients
and market

financial transparency. Jürgen Fitschen and Anshu Jain
31 January 2013
Deutsche Bank
Entrepreneurial
spirit
Cultural
diversity
Performance
culture
Existing cultural
strengths
Client focus
Teamwork and
partnership
Long term
orientation and
sustainability
Further emphasis
required
Focus areas
Culture: Deutsche Bank is at the forefront of cultural change
18 18
Creating sustainable and respected
compensation practices
Tightening the control environment
Enhancing integrity of client relationships
Improving operational discipline
Strengthening teamwork across businesses and
functions
Time
horizon
Near
term
Longer
term

Review and implementation of sustainable and responsible
compensation practices
19
Independent compensation review panel
Dr. Jürgen
Hambrecht
Chairman of the panel
and former CEO of
BASF
Dr. Theo Waigel
Former Federal
Minister
of Finance of Germany
Michael Dobson
CEO of Schroders
Dr. Michael Otto
Chairman of the
Supervisory Board of
Otto Group
Morris W. Offit
Chairman of Offit Capital and
Independent Director of AIG
Significant change underway Status
ongoing
ongoing

financial transparency. Jürgen Fitschen and Anshu Jain
31 January 2013
Deutsche Bank
Variable compensation as % of revenues
reduced by >50% vs. pre-crisis
—
—
Deferral extended from 3 to 5 years for
Top 150 management (‘cliff vesting’)
—
Multi-year guarantees eliminated
—
Transparency on compensation
increased
—
Future burden from deferrals reduced
—
Role of client metrics, cultural priorities
and risk management feedback in
compensation decisions enhanced
—
Fairer distribution of reward among
stakeholders

financial transparency. Jürgen Fitschen and Anshu Jain
31 January 2013
Deutsche Bank
2009 2008 2007 2006 2012 2011 2010
22%
20%
19%
17%
15%
11%
9%
(1) Variable remuneration awarded including deferrals. No adjustment made for pay mix change in 2010 (EUR 742 m)
…to an all-time low
In EUR bn
Variable comp
(1)
has decreased significantly…
2012
3.2
1.5
1.7
2011
3.6
2.2
1.4
2010
4.3
2.1
2.2
2009
4.8
2.1
2.7
47%
Deferred
Cash
Deferral rate
Balancing the interests of stakeholders

(11)%
Variable compensation in % of revenues
43%
49%
61%
(13)ppt

financial transparency. Jürgen Fitschen and Anshu Jain
31 January 2013
Deutsche Bank

— Over 250,000 mandatory training assignments completed
— 125 new compliance training courses introduced
— Mandatory Business Conduct and Ethics training for all employees roll-out planned
— ‘Red flag’ system monitoring rolled out for AWM and strengthened for CB&S and GTB
— By 4Q2012, CB&S / GTB ‘red flag’ incidents down by nearly 50% vs. end-2011
— Outcome of monitoring impacts promotion and compensation
— Stricter sanctions implemented
We have fundamentally tightened our control environment
— Client adoption procedures tightened
— New product approval processes enhanced
— Scope of Reputational Risk Committees expanded
— Trade Detection Testing system rolled-out
— Better escalation procedures adopted
— Independent Benchmark Submission Oversight function established (Libor)
Monitoring
Systems /
processes
Enablement
1
2
3
4
Consequence
management

financial transparency. Jürgen Fitschen and Anshu Jain
31 January 2013
Deutsche Bank
Feedback from 52,000
employees:
A clear framework for long-term cultural change

Diagnostics
(4Q 2012)
Implementation
(Throughout 2013)
Board / GEC:
— Integrity in client dealing
— Operational discipline
— Teamwork across
businesses and
functions
— Realignment of DB
performance standards
— 2013 objective setting
— +/- 100 Regional forums
for all MDs / new MD
induction
— External stakeholder
input
Independent compensation
review panel: Compensation
policy and practices
Co-CEO led
operational focus
(Current)
DB People Survey
Focus Groups
Deep-dives
Discussion with leadership
cadre

financial transparency. Jürgen Fitschen and Anshu Jain
31 January 2013
Deutsche Bank

Strong underlying performance enabled us to embark upon a path of deliberate but tough decisions
We are convinced that this path will lead us in the right direction –
becoming the world’s leading client-centric global universal bank
This is a journey that we will complete in years, not months
Together, we are determined and encouraged by initial results and the highly supportive feedback from clients and employees
Strategy 2015+: Committed to delivery

financial transparency. Jürgen Fitschen and Anshu Jain
31 January 2013
Deutsche Bank
Q&A
Agenda for today
1 Strategy 2015+: A progress update (Co-CEOs)
I Delivering our strategy

2
Full year 2012: Key aspects of financial performance
(CFO)
II Client centricity and cultural change
3

financial transparency. Jürgen Fitschen and Anshu Jain
31 January 2013
Deutsche Bank
Net revenues and provision for credit losses

Provision for credit losses Net revenues
In EUR bn In EUR bn
1.7
1.8
Non-Core Operations Unit
Core Bank
381 334 44 43
Basel 2.5 RWA Loan loss ratio, in bps
(1)
(1) Provision for credit losses / loan book
0.4
0.6
1.5
1.1
33.2
33.7
FY2011 FY2012
FY2011 FY2012

financial transparency. Jürgen Fitschen and Anshu Jain
31 January 2013
Deutsche Bank
Cost base development
Noninterest expenses

FY2011 FY2012 In %
Reported 25,999 30,623 4,624 18%
Impairments of goodwill
and other intangibles
- (1,865)
Significant litigation related
charges (> EUR 100 m)
(277) (1,626)
Noninterest expenses
(adjusted)
(25,722) (27,133) 1,411 5%
Impact from management
decisions
(1)
(1,156) (1,595)
Other litigation related
charges
(438) (290)
Policyholder benefits and
claims
(207) (414)
Adjusted cost base 23,921 24,833 912 4%
Impact of FX change 775
Change in bonus deferral
ratio / early retirement rules
~(250)
Adjustments to noninterest expenses
In EUR m In EUR bn
Adjusted cost base
23.9
24.8
2011
2012
0.9
(1)
Includes cost-to-achieve (CtA) for Operational Excellence Program of EUR 484 m in 2012, CtA for Postbank integration of EUR 422 m in 2012 and EUR 283 m in 2011, severance unrelated to OpEx and Postbank integration of EUR 243 m in 2012 and EUR 428 m in 2011, Cosmo
impairment of EUR 135 m and VAT charge of EUR 310 m in 2011, as well as EUR 446 m for the following additional impacts in 2012: Charges related to commercial banking activities in the Netherlands, IT write-down in AWM, non-recurring costs related to strategic review in AM
Note: Figures may not add up due to rounding differences

financial transparency. Jürgen Fitschen and Anshu Jain
31 January 2013
Deutsche Bank
Group financial performance – FY2012

FY2012
In EUR m Group
Core Bank
(1)
Non -Core
Operations Unit
Net revenues 33,741 32,683 1,058
Provision for credit losses (1,721) (1,087) (634)
Noninterest expenses (adjusted)
(2)
(27,133) (25,060) (2,073)
IBIT (adjusted) 4,887 6,536 (1,649)
Impairment of goodwill and other intangible  assets (1,865) (1,465) (400)
Significant litigation charges (> EUR 100 m)
(1,625) (1,316) (309)
IBIT (reported) 1,397 3,755 (2,358)
Memo: Total noninterest expenses (30,623) (27,874) (2,749)
Income taxes (732)
Net income 665
Pre-tax return on average active equity in % 2 8 (23)
(Adjusted) Pre-tax return on average active equity  in % 9 14 (16)
(1)
Core Bank includes CB&S, GTB, AWM, PBC and C&A
(2)
Noninterest expenses (adjusted)  excluding “Impairments of other intangible assets” as well as significant litigation related charges (charges exceeding EUR 100 m)

financial transparency. Jürgen Fitschen and Anshu Jain
31 January 2013
Deutsche Bank
Key performance indicators: Balance sheet
31 Dec 2011 31 Dec 2012
Tier 1 ratio, Basel 2.5, in %
12.9 15.3 240 bps
Core Tier 1 ratio, Basel 2.5, in % 9.5 11.6 210 bps
Core Tier 1 ratio, Basel 3 fully loaded, in %
(1)
< 6.0 8.0 >200 bps
Total assets (IFRS), in EUR bn 2,164 2,012 (152)
Total assets, adjusted, in EUR bn
(2)
1,267 1,199 (68)
Risk-Weighted Assets, Basel 2.5, in EUR bn 381 334 (47)
Liquidity Reserves, in EUR bn
(3),(4)
223 >230 >7
Percentage of most stable funding sources 59% 62% 3 ppt

(1)
Pro-forma
(2)
Adjusted for netting of derivatives and certain other components
(3)
2011: Excluding Postbank; 2012: Including Postbank liquidity reserves in excess of EUR 25 bn from Dec 2012 onwards
(4)
An increase of EUR 8.1 bn in Dec 12 and EUR 3.9 bn in Dec 11 has been made to ensure a consistent recognition of liquidity reserves which cannot be freely transferred across the group, but which are available to mitigate stress outflows in the entities in which they are held financial transparency. Jürgen Fitschen and Anshu Jain
31 January 2013
Deutsche Bank
Lower capital consumption
EUR >4.4 bn
Regulatory capital impact from FY results
(2)
– EUR ~1.9 bn
Regulatory capital accretion
(3)
= EUR ~2.5 bn
2011 2012
Total assets, adjusted
(1)
130 95 (35)
Risk weighted assets,
Basel 3 fully loaded
>150 106 > (44)
Core tier 1 capital consumption, at 10%
>15.0 10.6
> (4.4)

NCOU: De-risking accomplished in 2012
In EUR bn
(1) Total assets according to IFRS adjusted for netting of derivatives and certain other components
(2) Excluding impairment of goodwill in 4Q2012 of EUR (400) m and any associated tax impact
(3) Under Basel 3 fully loaded

financial transparency. Jürgen Fitschen and Anshu Jain
31 January 2013
Deutsche Bank
Agenda for today
1 Strategy 2015+: A progress update (Co-CEOs)
I Delivering our strategy

2
Full year 2012: Key aspects of financial performance
(CFO)
II Client centricity and cultural change
3 Q&A

financial transparency. Jürgen Fitschen and Anshu Jain
31 January 2013
Deutsche Bank
This presentation contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations and the assumptions underlying them. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.
By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement.
Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our revenues and in which we hold a substantial portion of our assets, the development of asset prices and market volatility, potential defaults of borrowers or trading counterparties, the implementation of our strategic initiatives, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange
Commission. Such factors are described in detail in our SEC Form 20-F of 20 March 2012 under the heading
“Risk Factors.” Copies of this document are readily available upon request or can be downloaded from
www.db.com/ir.
This presentation also contains non-IFRS financial measures. For a reconciliation to directly comparable figures reported under IFRS, to the extent such reconciliation is not provided in this presentation, refer to the 4Q2012
Financial Data Supplement, which is accompanying this presentation and available at www.db.com/ir.
Cautionary statements